SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 4, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release – AngloGold Ashanti announces results of Annual General Meeting and changes to the board of directors



ANGLOGOLD ASHANTI LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
("AngloGold Ashanti")
JSE Share Code: ANG   ISIN: ZAE 000043485

Results of annual general meeting
and changes to the Board of Direcctors

Shareholders are advised that at the annual general meeting of shareholders of AngloGold Ashanti held on Friday, 4 May 2007, all ordinary and special resolutions, as specified in the notice of the meeting dated 26 March 2007, were passed by the requisite majority of shareholders.

The Special Resolution will be lodged with the Registrar of Companies for registration.

At the annual general meeting, both Mr C B Brayshaw and Mr A J Trahar retired from the board. Notice of their impending retirement had been made in the Company's 2006 annual financial statements.

Mrs C Carroll has been appointed a non-executive director of AngloGold Ashanti with effect from 5 May 2007.

Johannesburg
4 May 2007

JSE Sponsor : UBS



DIRECTORATE CHANGES

The following changes have taken place to the board of AngloGold Ashanti Limited:

Name	Nature of Change
Mr Colin Bertram Brayshaw	Retired as a non-executive director effective 5 May 2007
Mr Anthony John Trahar	Retired as a non-executive director effective 5 May 2007
Mrs Cynthia Carroll	Appointed as a non-executive director effective 5 May 2007

Taking account of the above the board of directors should read as follows:

Directors			Alternate Directors
Mr R P Edey	(Chairman)	(British)	
Dr T J Motlatsi	(Deputy Chairman)		
Mr R M Godsell	(Chief Executive Officer)		
Mr F B Arisman		(American)	
Mr R E Bannerman		(Ghanaian)	
Mrs E le R Bradley			
Mrs C Carroll		(American)	
Mr R Carvalho Silva		(Brazilian)	
Mr R Médori		(French)	Mr P.G. Whitcutt
Mr J H Mensah		(Ghanaian)	
Mr W A Nairn			Mr A.H. Calver (British)
Mr N F Nicolau			
Prof. L W Nkuhlu			
Mr S M Pityana			
Mr S R Thompson		(British)	
Mr S Venkatakrishnan		(British)	

4 May 2007

JSE Sponsor – UBS

NOTE FOR EDITORS

Cynthia Carroll was appointed Chief Executive Officer of Anglo American plc on 1 March 2007.

She holds a Masters of Science degree in Geology from the University of Kansas and a Masters of Business Administration from Harvard University. Prior to this appointment, she spent the last 18 years in the aluminium industry of Alcan. Her responsibilities there embraced mergers and acquisitions, divestitures, joint ventures, plant management, research and technology, energy, finance, marketing and commercial development, human resources and provincial and international government relations.

Prior to joining Alcan, Cynthia spent six years in gas and oil exploration, working in Colorado, Alaska, Wyoming, Utah and Montana.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 4, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary